Exhibit 99.1

Nova Announces Strategic Investment in Adelong Gold

Melbourne, Australia, September 09, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce a strategic cornerstone investment representing 7.8% of the ordinary shares in Adelong Gold Limited (ASX: ADG) (Adelong), a gold-antimony focused exploration and near-term production company with a diversified portfolio of high-grade projects across Australia and Brazil.

This investment forms part of Nova’s ongoing strategy to partner with undervalued, high-growth-stage resource companies with projects in proven mineralized districts that offer near-term production upside, exposure to high-impact exploration results, and long-term value creation through diversification.

Nova’s strong balance sheet enables it to make the Adelong investment, which we believe could offer significant upside potential, and which we do not expect to compromise the pace or scale of our ongoing development activities at its flagship Estelle Gold and Critical Minerals Project. The Estelle Project remains Nova’s primary focus, with the current drilling season nearing completion and a strong pipeline of near-term, value-driving catalysts anticipated, including drill assay results, surface exploration data, further metallurgical test work, and an updated Mineral Resource Estimate (MRE) expected to enhance both the scale and confidence of the existing multimillion-ounce gold resource.

In addition, Nova’s application for U.S. Department of Defence grants to potentially fast-track its antimony project continues to advance.

Nova CEO, Mr. Christopher Gerteisen commented: “Adelong represents a unique investment opportunity, combining near-term gold production potential with significant high-grade exploration upside and future antimony prospects. With drilling now underway at the high-priority Apollo and Lauriston prospects — strategically located near Agnico Eagle’s world-class Fosterville Mine — Adelong is ideally positioned to potentially leverage strong gold market conditions and multiple exploration catalysts. Lauriston’s historical production of approximately 233,000 ounces at an average grade of 20.7 g/t gold from shallow depths highlights the strength of the system, while recent drilling has delivered exceptional results, including 8m @ 104 g/t Au, with 2m @ 413 g/t Au from 95m(1).

With drilling success already demonstrated, first gold recently produced at Challenger, and we believe Adelong is poised for a transformational phase. Nova is excited to support this growth story with capital and strategic support, as we work together to potentially generate significant value for both companies’ shareholders.”

(1). Source: Adelong Gold Limited investor presentation released to the ASX on 22 July 2025.

Investment Terms

Under the agreement, Nova will:

●	Subscribe for 200 million fully paid ordinary shares in Adelong at $0.005 per share, totalling A$1 million.

●	Receive 200 million listed ADGOA options, exercisable at $0.008, expiring in 2029.

●	Secure a First Right of Refusal (FROR) over any future Antimony offtake agreements from Adelong.

●	Be issued 50 million ADGOA options upon successful introduction of a qualifying Antimony project in North America.

●	Nominate Mr. Louie Simens to join the Adelong Board of Directors.

●	Voluntarily escrow its issued shares for 12 months and participate in future raises on a FROR basis.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

ABOUT ADELONG GOLD

Adelong Gold Limited (ASX:ADG) is an Australian mineral exploration company progressing towards gold production at its flagship Adelong Goldfield Project in NSW, Australia and advancing high-grade exploration at the recently acquired Apollo and Lauriston Gold Projects in Victoria, Australia. The Company also holds a highly prospective lithium portfolio in Brazil.

Further information on Adelong is available on Adelong’s website. https://adelonggold.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding. Forward looking statements also include Adelong’s prospects and potential.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196